Jones Walker Letterhead

April 19, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549-0405 Attention: H. Roger Schwall Mellissa C. Duru James Murphy Tangela Richter

        Re: McMoRan Exploration Co.
Form S-3/A filed March 29, 2005
File No. 333-121779
Form 10-K for the fiscal year ended December 31, 2004
Filed March 15, 2005
Response Letter dated March 18, 2005

Ladies and Gentlemen:

On behalf of McMoRan Exploration Co. (“McMoRan”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on April 13, 2005, with respect to our previous response letter to you dated March 18, 2005, in connection with the above-captioned registration statement and with respect to our Form 10-K for the fiscal year ended December 31, 2004.

We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by McMoRan’s response.

Form S-3

Selling Securityholders, page 46

Comment 1: We note your response to our prior comment 2 and the revised disclosure pertaining to JP Morgan Securities Inc. (“JP Morgan”) contained in footnote (n) to the Selling Securityholder table. The revisions do not clarify that JP Morgan is an underwriter. Based on your response, it would appear that the registrable securities received by JP Morgan were not a part of the “customary compensation” provided to JP Morgan as compensation for underwriting activities. As such, it appears that JP Morgan should clearly be identified as an underwriter in the prospectus. Please revise or advise.

Response 1: McMoRan will comply with this comment by filing Pre-Effective Amendment No. 3 to clarify that JP Morgan Securities Inc. is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission. See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with this Comment 1.

Comment 2: Please indicate whether SG Americas Securities, LLC received its shares as compensation for underwriting activities. If SG Americas Securities, LLC did not receive the registrable securities as compensation for underwriting activities, then as noted in our prior comment 2, you will need to revise the disclosure to reflect that SG Americas Securities LLC is an underwriter.

Response 2: McMoRan will comply with this comment by filing Pre-Effective Amendment No. 3 to clarify that SG Americas Securities, LLC acquired the registrable securities in the ordinary course of business and that it is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission. See the attached “Selling Securityholders” section of the Form S-3, marked to reflect revisions in accordance with this Comment 2.

Engineering Comments

Form 10-K as of December 31, 2004

Oil and Gas Operations

Comment 3: We could not find the gross and net number of productive oil and gas wells that you have. In future filings please include this disclosure. See Industry Guide 2 for the further guidance.

Response 3: In accordance with the requirements of SEC Industry Guide 2 “Disclosure of Oil and Gas Operations,” paragraph 4 “Productive Wells And Acreage,” McMoRan will comply with this comment by including a table in its future Form 10-K filings, presenting the total gross and net productive wells, expressed separately for oil and gas. Separate disclosure by geographic area is not required because all of McMoRan’s oil and gas activities are currently in the Gulf of Mexico.

Supplementary Oil and gas Information

Standardized Measure of Discounted Future Net Cash Flows

Comment 4: We note that you did not include future income taxes in the calculation of the Standardized Measure. Supplementally, please explain to us why you believe your methodology of calculation is correct.

Response 4: McMoRan disclosed no future income taxes in the calculation of Standardized Measure because McMoRan has cumulative tax loss carryforwards and other tax assets that would more than offset the future income associated with our estimated proved reserves at December 31, 2004. McMoRan will add this explanation to its disclosure in future filings when the calculation of Standardized Measure excludes income taxes.

_________________________

McMoRan represents to the Commission and its Staff that McMoRan is responsible for the adequacy and accuracy of the disclosure in its filings. McMoRan further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, McMoRan will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please call me at your earliest convenience at (504) 582-8412.

Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II

Attachment

cc: Nancy D. Parmelee
      Kathleen L. Quirk
      C. Donald Whitmire, Jr.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in October 2004. The notes were resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of our common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which may include their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information known to us as of the date of this prospectus concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of our common stock issuable upon conversion of the notes that may be offered from time to time pursuant to this prospectus.

The number of shares of our common stock shown in the table below assumes conversion of the full principal amount of notes held by such holder at the initial conversion rate of 60.3318 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment upon the occurrence of certain events (see “Description of the Notes - Conversion Rights”). Accordingly, the shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes; instead, cash will be paid in lieu of any fractional shares based upon the market price of our common stock on the last trading day before the date of conversion. As of December 31, 2004, we had 24.3 million shares of our common stock outstanding.

Name	Principal Amount At Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding(a)	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding(b)
Boilermakers Blacksmith Pension Trust (c)	400,000	*	24,132	*
Chrysler Corporation Master Retirement Trust (d)	2,545,000	1.82%	153,544	*
CNHCA Master Account, LP (e)	100,000	*	6,033	*
DKR Saturn Event Driven Holding Fund Ltd. (f)	20,500,000	14.64%	1,236,802	4.84%
DKR Saturn Multi-Strategy Holding Fund Ltd. (g)	20,500,000	14.64%	1,236,802	4.84%
DKR SoundShore Strategic Holding Fund Ltd. (h)	6,000,000	4.29%	361,990	1.47%
F.M. Kirby Foundation, Inc. (d)	395,000	*	23,831	*
Fidelity Management Trust Company (i)	20,000	*	1,206	*
Fidelity Puritan Trust: Fidelity Balanced Fund (j)	1,980,000	1.41%	119,457	*
FrontPoint Convertible Arbitrage Fund, L.P. (k)	5,500,000	3.93%	331,825	1.35%
Grace Brothers, Ltd. (l)	1,000,000	*	60,331	*
Grace Convertible Arbitrage Fund, Ltd. (l)	4,100,000	2.93%	247,360	1.01%
HFR CA Select Fund (m)	750,000	*	45,248	*
Institutional Benchmarks Master Fund Ltd. (m)	1,750,000	1.25%	105,580	*
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (d)	290,000	*	17,496	*
International Truck & Engine Corporation Retiree Health Benefit Trust (d)	115,000	*	6,938	*
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (d)	275,000	*	16,591	*
JP Morgan Securities Inc. (n)	350,000	*	21,116	*
MLQA Convertible Securities Arbitrage Ltd. (o)	800,000	*	48,265	*
Morgan Stanley Convertible Securities Trust (p)	400,000	*	24,132	*
Motion Picture Industry Health Plan - Active Member Fund (d)	25,000	*	1,508	*
Motion Picture Industry Health Plan - Retiree Member Fund (d)	25,000	*	1,508	*
National Bank of Canada c/o Putnam Lovell NBF Securities (q)	1,000,000	*	60,331	*
OCM Convertible Trust (d)	450,000	*	27,149	*
OCM Global Convertible Securities Fund (d)	80,000	*	4,826	*
Partner Reinsurance Company Ltd. (d)	450,000	*	27,149	*
Polaris Vega Fund L.P. (q)	6,850,000	4.89%	413,273	1.67%
Qwest Occupational Health Trust (d)	80,000	*	4,826	*
Sage Capital Management, LLC (s)	3,350,000	2.39%	202,111	*
San Diego County Employee Retirement Association (m)	1,750,000	1.25%	105,580	*
SG Americas Securities, LLC (t)	2,310,000	1.65%	139,366	*
State Employees’ Retirement Fund of the State of Delaware (d)	610,000	*	36,802	*
Sunrise Partners Limited Partnership (u)	10,900,000	7.79%	657,616	2.63%
Tenor Opportunity Master Fund Ltd. (v)	1,500,000	1.07%	90,497	*
Tribeca Global Convertible Investments Ltd. (w)	1,000,000	*	60,331	*
UnumProvident Corporation (d)	305,000	*	18,401	*
Vanguard Convertible Securities Fund, Inc. (d)	4,920,000	3.51%	296,832	1.21%
Wachovia Bank National Association (x)	11,000,000	7.86%	663,650	2.66%
Zazove Convertible Arbitrage Fund, L.P. (m)	5,500,000	3.93%	33,825	1.35%
Zazove Hedged Convertible Fund, L.P. (m)	1,750,000	1.25%	105,580	*
Unnamed securityholders or any future transferees, pledges, donees or successors of or from and such unnamed securityholders (y)	18,440,000	13.17%	1,112,518	4.37%
Total	140,000,000	100.00%	8,446,435	25.77%
____________

*	Less than 1%.

(a) Based on total notes outstanding in the aggregate principal amount of $140 million.

(b) Calculated based upon 24,324,815 shares of common stock outstanding as of December 31, 2004. In calculating the percentage for each securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that securityholder’s notes, but we did not assume conversion of any other securityholder’s notes.

(c) Ann Houlihan exercises voting and investment power over the selling securityholder.

(d) Oaktree Capital Management, LLC (“Oaktree”) is the investment manager of the selling securityholder and does not own any equity interest in the selling securityholder, but has voting and dispositive power over the aggregate principal amount of registrable securities. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by the selling securityholder, except for their pecuniary interest therein. Oaktree is an affiliate of a registered broker-dealer, OCM Investments LLC. Oaktree is the majority owner of OCM Investments LLC. The selling securityholder acquired the registrable securities in the ordinary course of business.

(e) CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(f) DKR Saturn Management Company L.P. is a registered investment adviser and as such, is the investment manager to the selling securityholder. DKR Saturn Management Company L.P. has dispositive and voting power over the registrable securities and Ron Phillips has trading authority over the selling securityholder.

(g) DKR Saturn Management L.P. is a registered investment adviser and as such, is the investment manager to the selling securityholder. DKR Saturn Management L.P. has dispositive and voting power over the registrable securities and Mike Cotton has trading authority over the selling securityholder.

(h) DKR Capital Partners L.P. is a registered investment adviser with the SEC and as such, is the investment manager to the selling securityholder. DKR Capital Partners L.P. has retained certain portfolio managers to act as the portfolio manager to the selling securityholder and as such, certain portfolio managers have shared dispositive and voting power over the securities. Doug Teresko has trading authority over the selling securityholder.

(i) Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 50,900 shares of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over the shares and sole power to vote or to direct the voting of the shares of Common Stock owned by the institutional account(s) as reported above.

(j) The selling securityholder is an affiliate of a broker-dealer and acquired the registrable securities in the ordinary course of business, and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. The selling securityholder is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,008,300 shares of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each have sole power to dispose of the shares owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(k) FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrgae Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such, has voting and dispositive power over the securities held by the fund. Philip Duff, W. Gillepsie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(l) Bradford Whitmore and Michael Brailon exercise voting and investment power over the selling securityholder.

(m) Gene T. Pretti exercises voting and investment power over the selling securityholder.

(n) The selling securityholder is a registered broker-dealer and an initial purchaser of the registrable securities, for which services it received customary cash compensation. The registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services.  Accordingly, the selling securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission. On behalf of JP Morgan Securities Inc., Hang-Bae Lee exercises voting and investment power over the selling securityholder. [Comment 1].

(o) The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Voting power is held by MLIM, LLC, not any individual employee of MLIM, LLC.

(p) The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(q) The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Robin R. Shah and Alexander C. Robinson exercise voting and investment power over the selling securityholder.

(r) Peter deLisser, managing member and president of the selling securityholder, exercises voting and investment power over the selling securityholder.

(s) Gregory L. Levinson exercises voting and investment power over the selling securityholder.

(t) The selling securityholder is a registered broker-dealer, ~~but not an underwriter of the registrable securities~~. The registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services. Accordingly, the selling securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission,.
[Comment 2].

(u) The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. S. Donald Sussman exercises voting and investment power over the selling securityholder.

(v) Robin R. Shah and Alexander C. Robinson exercise voting and investment power over the selling securityholder.

(w) The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Tian Xue exercises voting and investment power over the selling securityholder.

(x) The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Eric Peyton, head of convertible trading exercises voting and investment power over the selling securityholder.

(y) The identity of these unnamed selling securityholders is currently unknown to us. None of the unnamed securityholders or any future transferees, pledges, donees or successors of or from any such unnamed securityholders may offer notes or shares of common stock pursuant to this prospectus until such holder is included as a named selling securityholder in a post-effective amendment to this prospectus when necessary.

None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

The preceding table has been prepared based upon the information known to us as of the date of this prospectus. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. Assuming all shares and notes being registered for resale are sold, the Selling Shareholders will not own any notes or shares after completion of the offering.